Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130
Montreal, QC
H3B 2C6 CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

Patricia Mining Corp.

8 King Street East
Suite 1300
Toronto, ON
CANADA M5C 1B5

Tel.: (416) 214-4900
Fax: (416) 864-0620
www.patriciamining.com

NEWS RELEASE

PATRICIA MINING CORP. AND RICHMONT MINES INC. ANNOUNCE THE PURCHASE OF THE REMAINING INTEREST IN THE GOUDREAU PROPERTY

MONTREAL, January 26, 2006 - Patricia Mining Corp. (Patricia Mining) and Richmont Mines Inc. (Richmont Mines) are pleased to announce the purchase of Algoma Steel Inc.'s remaining joint venture interest in the Goudreau property near Dubreuiville Ontario, for $100,000. The property will remain subject to the 15% net profits interest as per the original joint venture agreement between Algoma and Patricia Mining. The purchase will allow the Island Gold Joint Venture to expedite the exploration program on the Goudreau property.

The Island Gold Joint Venture will share the cost of this purchase and will now own 100% of the property subject to royalties. Patricia Mining through the joint venture will therefore own a 45% interest and Richmont Mines will own the remaining 55% interest in the property.

A surface drilling program on the Goudreau property will commence shortly. After the scheduled completion of the surface drilling program on the Goudreau zone in the second quarter of 2006, the Joint Venture partners will evaluate the opportunity of commencing underground development towards the Goudreau zone from the Island Gold Deposit. Development towards the Goudreau zone would provide an excellent underground drilling platform that would allow further exploration of potential multiple veins systems that may be located between the Island Deposit and the Goudreau zone.

This release was prepared by management of the Companies who take full responsibility for its contents. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Martin Rivard	Jean-Pierre Chauvin
President and CEO	President and CEO
Richmont Mines Inc.	Patricia Mining Corp.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines' Annual Information Form, Annual Report and periodic reports.

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For more information, contact:

Richmont Mines Inc.	**Patricia Mining Corp.**
Julie Normandeau	Jean-Pierre Chauvin
Investor Relations	President and CEO
Phone: (514) 397-1410	Phone: (416) 214-4900
Fax: (514) 397-8620	Fax: (416) 864-0620
Trading symbol: RIC	Trading symbol: PAT
Listings: TSX – Amex	Listings: TSX Venture Exchange
Web site: www.richmont-mines.com	Web site: www.patriciamining.com